UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009
Commission File Number: 000-26498

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 66881, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-144171, 333-115826, 333-114428, 333-47842 AND 333-92493) AND FORM S-8 (NOS. 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

In connection with the publication on September 30, 2009 of the unaudited interim consolidated financial statements of Ellomay Capital Ltd. (the “Company”) and its subsidiaries as of June 30, 2009 and the related notes and management discussion and analysis, the Company hereby provides certain additional information as to the composition of its general and administrative expenses for the six-month period ended June 30, 2009.

	Recurring	Nonrecurring		Total
	(in thousands of U.S. Dollars)

Payroll and related benefits	$148	$230		$378
Professional services	455	209		664
Rent and other facilities	103	-		103
Other	$45	$(68	)*	(23)

Total general and
administrative expenses				$1,122

* Rent income received in connection with a sublease of a liquidated subsidiary expiring on January 2011.

We note that the data presented in this report is not necessarily indicative of the composition of, and amount spent in connection with, our general and administrative expenses in the future and therefore you are cautioned not to place undue reliance on this data. We undertake no obligation to publish this or similar data in the future.

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Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich —————————————— Ran Fridrich Director and Interim Chief Executive Officer

Dated: November 2, 2009

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